PROVIDENT ENERGY TRUST

UNDERTAKING

TO:     British Columbia Securities Commission

In connection with the filing of a short form prospectus of Provident Energy Trust (the "Trust") dated June 28, 2004, relating to the issuance of 12,100,000 trust units and $50,000,000 aggregate principal amount of debentures by the Trust (collectively, the "Securities"), the undersigned hereby undertakes that:

  upon completion of the distribution to the public of the Securities, it will provide the British Columbia Securities Commission with an account of the total proceeds realized in British Columbia in connection with such issuance; and

  it will pay any additional fees required to be paid in accordance with the Securities Regulation (British Columbia), based on the information to be provided pursuant to paragraph (a) hereof.

DATED at Calgary, Alberta this 28th day of June, 2004.

PROVIDENT ENERGY TRUST by
Provident Energy Ltd.

By: (Signed) Thomas W. Buchanan
Chief Executive Officer